                                                                  EXHIBIT (A)(1)

                         [LOGO OF PUGET SOUND ENERGY]

                           PUGET SOUND ENERGY, INC.

                 (FORMERLY PUGET SOUND POWER & LIGHT COMPANY)

                          OFFER TO PURCHASE FOR CASH

                        ANY AND ALL OUTSTANDING SHARES
                OF THE FOLLOWING SERIES OF ITS PREFERRED STOCK

                                                                    PURCHASE
                                              CUSIP    OUTSTANDING    PRICE
TITLE OF SERIES OF PREFERRED STOCK           NUMBER      SHARES    (PER SHARE)
----------------------------------         ----------- ----------- -----------
Adjustable Rate Cumulative Preferred
 Stock, Series B ($25 par value).......... 745332 78 3  1,401,500    $25.625
4.70% Preferred Stock ($100 par value).... 745332 20 5     56,215    $89.32
4.84% Preferred Stock ($100 par value).... 745332 30 4     47,956    $91.51

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 P.M., NEW YORK CITY TIME, ON FRIDAY, AUGUST 8, 1997, UNLESS THE OFFER IS EXTENDED.

  Puget Sound Energy, Inc. ("PSE"), a Washington corporation, invites the holders of each series of PSE preferred stock listed above (each, a "Series of Preferred") to tender any and all of their shares of a Series of Preferred ("Shares") for purchase at the purchase price per share listed above for the Shares tendered, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the applicable accompanying Letter of Transmittal for the Series of Preferred tendered. As to each Series of Preferred, this Offer to Purchase, together with the applicable Letter of Transmittal, constitutes the "Offer." PSE will purchase all Shares validly tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. See "Terms of the Offer--Extension; Termination; Amendments" and "--Certain Conditions of the Offer."

  THE OFFER FOR EACH SERIES OF PREFERRED IS INDEPENDENT OF THE OFFER FOR ANY OTHER SERIES OF PREFERRED.

                                   IMPORTANT

  Any shareholder desiring to tender all or any portion of his or her Shares should either (1) complete and sign the applicable Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary at the addresses and in the manner indicated therein, and either deliver the certificates representing Shares to the Depositary along with the Letter of Transmittal or deliver such Shares pursuant to the procedure for book-entry transfer set forth in "Terms of the Offer--Procedure for Tendering Shares" herein or (2) request his or her broker, dealer, commercial bank, trust company or nominee to effect the transaction for him or her. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or nominee must contact such broker, dealer, commercial bank, trust company or nominee if he or she desires to tender such Shares. Any shareholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply in a timely manner with the procedure for book-entry transfer, should tender such Shares by following the procedures for guaranteed delivery set forth in "Terms of the Offer--Procedure for Tendering Shares" herein.

  EACH SERIES OF PREFERRED HAS ITS OWN LETTER OF TRANSMITTAL, AND ONLY THE APPLICABLE LETTER OF TRANSMITTAL FOR A PARTICULAR SERIES OR A NOTICE OF GUARANTEED DELIVERY MAY BE USED TO TENDER SHARES OF SUCH SERIES.

  PSE will, as provided in Instruction 10 of the applicable Letter of Transmittal, pay a solicitation fee of $0.50 per Share of Adjustable Rate Cumulative Preferred Stock, Series B ($25 par value) (the "Adjustable Rate Preferred") and $1.50 per Share of the other two Series of Preferred (except that for transactions for beneficial owners equal to or exceeding 10,000 Shares of the Adjustable Rate Preferred or 2,500 Shares of either of the other two Series of Preferred, PSE will pay a solicitation fee of $0.25 per Share of Adjustable Rate Preferred and $1.00 per Share of the other two Series of Preferred, provided that such fee will be paid 80% to the Dealer Manager named below and 20% to the Soliciting Dealer (as defined in "Fees and Expenses" herein)) for any Shares tendered, accepted for payment and paid pursuant to the Offer.

  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

  NEITHER PSE, ITS BOARD OF DIRECTORS NOR ANY OF ITS OFFICERS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

  The Adjustable Rate Preferred is listed and traded on the New York Stock Exchange. There is no established trading market for the other two Series of Preferred. The last reported sale price on the New York Stock Exchange for the Adjustable Rate Preferred as of the close of business on July 10, 1997 (the last trading day prior to the commencement of the Offer) was $24.75 on July 9, 1997. Holders of Adjustable Rate Preferred are urged to obtain a current market quotation, if available, for their Shares.

  Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal for a Series of Preferred or other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.

                                ---------------
                     The Dealer Manager for the Offer is:

                               SMITH BARNEY INC.

                                ---------------

             The date of this Offer to Purchase is July 11, 1997.

  NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF PSE AS TO WHETHER SHAREHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PSE.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
SUMMARY....................................................................   3
SUMMARY FINANCIAL DATA.....................................................   5
CAPITALIZATION.............................................................   6
INTRODUCTION...............................................................   7
SPECIAL FACTORS............................................................   8
  Purpose of the Offer; Certain Effects of the Offer.......................   8
  Certain Federal Income Tax Consequences..................................  10
TERMS OF THE OFFER.........................................................  12
  Number of Shares; Purchase Price; Expiration Time; Receipt of Dividend...  12
  Procedure for Tendering Shares...........................................  12
  Withdrawal Rights........................................................  14
  Acceptance for Payment of Shares and Payment of Purchase Price...........  15
  Certain Conditions of the Offer..........................................  16
  Extension; Termination; Amendments.......................................  17
PRICE RANGE OF SHARES; DIVIDENDS...........................................  18
SOURCE AND AMOUNT OF FUNDS.................................................  19
TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES..........................  19
FEES AND EXPENSES..........................................................  20
CERTAIN INFORMATION CONCERNING PSE.........................................  21
ADDITIONAL INFORMATION.....................................................  21
MISCELLANEOUS..............................................................  22

                                    SUMMARY

  This general summary is provided solely for the convenience of holders of Shares and is qualified in its entirety by reference to the full text and more specific details contained in this Offer to Purchase and the applicable Letter of Transmittal and any amendments hereto and thereto.

The Company...............  Puget Sound Energy, Inc., ("PSE")

The Shares................  Shares of the Series of Preferred listed on the front cover of this Offer to Purchase.

Number of Shares Sought...  Any and all of each Series of Preferred.

Purchase Price............  The purchase price per share listed on the front cover of this Offer to Purchase which is applicable to the Shares tendered, net to the seller in cash. See "Price Range of Shares; Dividends."

Expiration Time...........  Friday, August 8, 1997 at 8:00 P.M., New York City
                            time, unless extended.

How to Tender Shares......  See "Terms of the Offer--Procedure for Tendering
                            Shares." For further information, call the Information Agent or the Dealer Manager or consult your broker for assistance.

Withdrawal Rights.........  Tendered Shares of any Series of Preferred may be
                            withdrawn at any time until the Expiration Time of the Offer with respect to such Series of Preferred and, unless accepted for payment prior thereto, may be withdrawn after Thursday, September 4, 1997. See "Terms of the Offer--Withdrawal Rights."

Purpose of Offer..........  PSE is making the Offer because it believes that it would be economically attractive to PSE to purchase the Shares. In addition, the Offer provides shareholders an opportunity to sell their Shares without the usual transaction costs associated with a market sale. See "Special Factors--Purpose of the Offer; Certain Effects of the Offer."

Market Price of Shares....  The last reported sale price on the New York Stock
                            Exchange ("NYSE") for the Adjustable Rate Preferred is shown on the front cover of this Offer to Purchase. There is no established trading market for the other two Series of Preferred. See "Price Range of Shares; Dividends."

Dividends.................  The regular quarterly dividend for each Series of
                            Preferred will be paid on August 15, 1997 to holders of record as of the close of business on July 21, 1997 (the "August 1997 Dividend"). A tender of Shares pursuant to the Offer will not deprive a shareholder of his or her right to receive the August 1997 Dividend regardless of when such tender is made. Holders of Shares tendered into and purchased pursuant to the Offer will not be entitled to any dividends in respect of any later dividend periods (or any portion thereof). PSE expects to pay the next regular quarterly dividend for each Series of Preferred on November 15, 1997 to holders of record as of the close of business on a date to be determined by PSE's Board of Directors. See "Price Range of Shares; Dividends."

Brokerage Commissions.....  Not payable by shareholders. PSE will pay the solicitation fee described on the front cover of this Offer to Purchase to the broker, dealer, commercial bank or trust company, if any, designated by the holder tendering Shares.

Stock Transfer Tax........  None, except as provided in Instruction 6 of the
                            Letter of Transmittal.

Payment Date..............  As soon as practicable after the Expiration Time of the Offer. See "Terms of the Offer--Extension; Termination; Amendments" and "--Certain Conditions of the Offer."

Further Information.......  Additional copies of this Offer to Purchase and the
                            Letters of Transmittal may be obtained from MacKenzie Partners, Inc., 156 Fifth Avenue, New York, New York 10010, telephone 800-322-2885 (toll free) or 212-929-5500 (collect). Questions about the Offer should be directed to Smith Barney Inc. at 800-655-4811.

                             SUMMARY FINANCIAL DATA

  The unaudited summary financial data of PSE set forth below should be read in conjunction with the financial statements and the notes thereto contained in PSE's Annual Report on Form 10-K for the year ended December 31, 1996, PSE's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and Washington Energy Company's ("WECO's") Annual Report on Form 10-K for the fiscal year ended September 30, 1996. On February 10, 1997, WECO and its wholly owned subsidiary, Washington Natural Gas Company, were merged into PSE (the "Merger"). The unaudited summary financial data include the combined results of operations and financial position of PSE and WECo for all periods prior to consummation of the Merger, accounting for the Merger as a pooling of interests. The unaudited summary financial data set forth below are not necessarily indicative of future operating results or financial position.

                            THREE            THREE
                            MONTHS           MONTHS
                            ENDED            ENDED           YEARS ENDED DECEMBER 31,
                          MARCH 31,        MARCH 31,     --------------------------------
                             1997             1996          1996       1995       1994
                          ----------       ----------    ---------- ---------- ----------
                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
INCOME STATEMENT
 DATA(1)(2)(3)
Operating Revenues......  $  463,319       $  487,084    $1,624,480 $1,622,941 $1,626,083
Operating Income........      56,828           94,346       272,562    266,429    221,730
Income from Continuing
 Operations.............      32,608           66,616       167,351    128,381     79,312
Preferred Stock Dividend
 Requirements...........       5,549            5,498        22,181     22,654     19,710
Income Available for
 Common Stock...........      24,437           60,699       143,338     79,130     58,000
Earnings per Common
 Share from Continuing
 Operations.............        0.32             0.72          1.72       1.26       0.70
Earnings per Common
 Share..................        0.29             0.72          1.70       0.94       0.68
Ratio of Earnings to
 Fixed Charges..........        1.6x(4)(5)       4.3x(4)       3.1x       2.6x       2.3x
BALANCE SHEET DATA(2)(3)
Total Assets............  $4,268,380       $4,251,097    $4,226,524 $4,247,780 $4,490,407
Long-Term Debt(6).......   1,165,595        1,265,396     1,165,584  1,230,499  1,253,498
Short-Term Debt(7)......     349,834          267,798       398,184    402,183    527,776
Preferred Stock:
  Not Subject to
   Mandatory
   Redemption...........     215,000          215,000       215,000    215,000    215,000
  Subject to Mandatory
   Redemption(8)........      86,640           87,839        87,839     89,039     91,242
Common Equity...........   1,380,773        1,403,968     1,378,377  1,372,590  1,429,529
Book Value per Common
 Share..................       16.33            16.63         16.31      16.26      17.01

--------
(1) PSE's fiscal year ends on December 31. WECo's fiscal year ended on September 30. The unaudited summary financial data for the three years ended December 31, 1996, 1995 and 1994 reflect fiscal years ended December 31 for PSE and September 30 for WECo.

(2) For comparative purposes, certain historical amounts have been reclassified to conform to the format of PSE's restated financial statements.

(3) The data assume that the Merger was consummated prior to the periods presented. Per share amounts give effect to the conversion of each share of WECo common stock outstanding into .860 share of PSE's common stock.

(4) PSE's ratios of earnings to fixed charges for the twelve months ended March 31, 1997 and for the twelve months ended March 31, 1996 were 2.5x and 2.6x, respectively.

(5) Includes one-time charges incurred in connection with the Merger. Had such charges been excluded from earnings, the ratio of earnings to fixed charges for the three months ended March 31, 1997 would have been 3.4x, and the ratio for the twelve months ended March 31, 1997 would have been 3.0x.

(6) Excludes long-term debt maturities due within one year.

(7) Includes long-term debt maturities due within one year.

(8) Includes amounts due within one year.

                                 CAPITALIZATION

  The following table sets forth the unaudited consolidated short-term debt and capitalization of PSE as of March 31, 1997 and as adjusted to give effect to
(a) the sale on June 6, 1997 of $100 million of junior subordinated debentures to a subsidiary trust and the issuance by such trust of $100 million of PSE obligated, mandatorily redeemable preferred securities of such trust, (b) the redemption on July 15, 1997 of $75 million of PSE's 7 7/8% Preferred Stock ($25 par value), (c) the purchase of $14.6 million of Adjustable Rate Preferred in the second quarter of 1997, (d) the assumed purchase pursuant to the Offer of $45.4 million of PSE preferred stock (without giving effect to expenses of the Offer payable by PSE) and (e) the issuance of $35 million of short-term debt to fund such purchase. See "Source and Amount of Funds" and "Transactions and Agreements Concerning the Shares."

                                                     AS OF MARCH 31, 1997
                                                          (UNAUDITED)
                                                  ----------------------------
                                                  ACTUAL RATIO  ADJUSTED RATIO
                                                  ------ -----  -------- -----
                                                     (DOLLARS IN MILLIONS)
     Total short-term debt(1)...................  $  350  11.0%  $  385   12.1%
     Total long-term debt(2)....................   1,165  36.4    1,165   36.4
     PSE obligated, mandatorily redeemable
      preferred securities of subsidiary trust
      holding solely junior subordinated
      debentures of PSE.........................     --    --       100    3.1
     Preferred stock subject to mandatory
      redemption................................      87   2.7       77    2.4
     Preferred stock not subject to mandatory
      redemption................................     215   6.7       90    2.8
     Common equity..............................   1,381  43.2    1,381   43.2
                                                  ------ -----   ------  -----
       Total capitalization(1)..................  $3,198 100.0%  $3,198  100.0%
                                                  ====== =====   ======  =====

--------
(1) Includes short-term debt and long-term debt maturities due within one year.

(2) Excludes long-term debt maturities due within one year.

                                 INTRODUCTION

  PSE invites the holders of the Series of Preferred listed on the front cover of this Offer to Purchase to tender any and all of their Shares for purchase at the purchase price per share listed on the front cover of this Offer to Purchase which is applicable to the Shares tendered, net to the seller in cash, upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal for the Series of Preferred tendered. As to each Series of Preferred, this Offer to Purchase, together with the applicable Letter of Transmittal, constitutes the "Offer." See "Terms of the Offer--Extension; Termination; Amendments" and "--Certain Conditions of the Offer."

  THE OFFER FOR SHARES OF EACH SERIES OF PREFERRED IS INDEPENDENT OF THE OFFER FOR SHARES OF ANY OTHER SERIES OF PREFERRED.

  NEITHER PSE, ITS BOARD OF DIRECTORS NOR ANY OF ITS OFFICERS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

  EACH SERIES OF PREFERRED HAS ITS OWN LETTER OF TRANSMITTAL, AND ONLY THE APPLICABLE LETTER OF TRANSMITTAL FOR A PARTICULAR SERIES OR A NOTICE OF GUARANTEED DELIVERY MAY BE USED TO TENDER SHARES OF SUCH SERIES.

  The Adjustable Rate Preferred is listed and traded on the New York Stock Exchange under the symbol "PSDprB." There is no established trading market for the other two Series of Preferred. The last reported sale price on the New York Stock Exchange, as of the close of business on July 10, 1997, for the Adjustable Rate Preferred is shown on the front cover of this Offer to Purchase. Shareholders are urged to obtain a current market quotation, if available, for their Shares.

  The August 1997 Dividend for each Series of Preferred has been declared and will be paid on August 15, 1997 to holders of record as of the close of business on July 21, 1997. A tender of Shares pursuant to the Offer will not deprive any shareholder of his or her right to receive the August 1997 Dividend, regardless of when such tender is made. Holders of Shares tendered into and purchased pursuant to the Offer will not be entitled to any dividends in respect of any later dividend periods (or any portion thereof). See "Price Range of Shares; Dividends."

  Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to the Instructions to the Letter of Transmittal, stock transfer taxes on the purchase of Shares by PSE. PSE will pay all charges and expenses of Smith Barney Inc. (the "Dealer Manager"), ChaseMellon Shareholder Services, L.L.C. (the "Depositary") and MacKenzie Partners, Inc. (the "Information Agent") incurred in connection with the Offer. In addition, PSE will pay to the Soliciting Dealer, if any, designated by the holder tendering Shares, the solicitation fee described on the front cover of this Offer to Purchase. See "Fees and Expenses." ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 THAT IS INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO A REQUIRED FEDERAL INCOME TAX BACKUP WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. See "Terms of the Offer--Procedure for Tendering Shares" and "Special Factors--Certain Federal Income Tax Consequences."

  Shareholders are not under any obligation to tender Shares pursuant to the Offer. The Offer does not constitute notice of redemption of any Series of Preferred pursuant to PSE's Restated Articles of Incorporation, as amended (the "Restated Articles") nor does PSE intend to effect any such redemption by making the Offer. The Offer does not constitute a waiver by PSE of any option it has to redeem Shares. See "Special Factors--Purpose of the Offer; Certain Effects of the Offer."

  Copies of this Offer to Purchase and an applicable Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on PSE's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of the Shares.

                                SPECIAL FACTORS

PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

  As described under "Source and Amount of Funds," PSE intends to purchase the Shares with funds from the issuance of short-term debt. On June 6, 1997, PSE sold $100 million of junior subordinated debentures to a subsidiary trust of PSE, which trust, in order to fund the purchase of such debentures, issued $100 million of PSE obligated, mandatorily redeemable preferred securities in a private placement. The proceeds from the sale of the junior subordinated debentures were used to reduce short-term debt. PSE believes that it would be economically attractive to PSE to purchase the Shares because interest payments on the junior subordinated debentures, unlike dividends paid on preferred stock, are deductible by PSE for federal income tax purposes.

  The Offer was authorized by the unanimous vote of PSE's Board of Directors. No approval of the holders of any Shares or the holders of any of PSE's other securities is required in connection with the Offer. No appraisal rights are available to holders of Shares in connection with the Offer.

  PSE believes the Offer is fair to unaffiliated holders of Shares. In making this determination on July 10, 1997, PSE considered that (a) the Offer would give holders of the Adjustable Rate Preferred the opportunity to sell their Shares at what PSE believed to be a premium over the expected price at which such Shares would trade in the market on such date and that the Offer provides such holders who are considering a sale of all or a portion of the Shares of Adjustable Rate Preferred the opportunity to sell those Shares for cash without the usual transaction costs associated with open-market sales and (b) the Offer would give holders of the other two Series of Preferred an opportunity to sell Shares for which there is no established trading market. See "Price Range of Shares; Dividends." PSE did not find it practicable to, and did not, quantify or otherwise assign relative weights to these factors. PSE does not believe that the transactions will result in a material change to PSE's net book value, going concern value or future prospects, and, accordingly, PSE did not take these factors into account in assessing the fairness of the Offer to unaffiliated holders of Shares. Trading of the Shares has been limited and sporadic. Therefore, PSE determined the Offer price for each Series of Preferred with reference to certain objective factors, including, but not limited to, yields on U.S. Treasury and municipal securities, yields on comparable preferred securities, the prior trading characteristics of each Series of Preferred, as well as certain subjective factors, including, but not limited to, general industry outlook, general market supply of securities of similar type and supply and demand factors in the securities markets generally. Although the weighting of these factors is a subjective determination, PSE gave relatively more weight to objective factors, such as yields on U.S. Treasury and municipal securities and yields on comparable preferred securities.

  Neither PSE nor its Board of Directors received any report, opinion or appraisal from an outside party related to the Offer, including, but not limited to, any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to the holders of the Shares or the fairness of such Offer to PSE or the unaffiliated holders of Shares. Neither the Board of Directors nor any director individually has retained an unaffiliated representative to act solely on behalf of unaffiliated holders of Shares for the purposes of negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer. Neither PSE nor its Board of Directors believed these measures were necessary to ensure fairness in light of the fact that the Offer will not result in a liquidation or change in control of PSE.

  After the consummation of the Offer, PSE reserves the right to purchase additional Shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. Any such purchases may be on the same terms as, or on terms which are more or less favorable to holders of Shares than, the terms of the Offer. However, Rule 13e-4(f)(6) under the Exchange Act prohibits PSE and its affiliates from purchasing any Shares of a Series of Preferred, other than pursuant to the Offer, until at least ten business days after the

Expiration Time with respect to that Series of Preferred. Any future purchases of Shares by PSE would depend on many factors, including the market price of the Shares, PSE's business and financial position, restrictions on PSE's ability to purchase Shares imposed by law or by New York Stock Exchange listing requirements and general economic and market conditions.

  Shareholders are not under any obligation to tender Shares pursuant to the Offer. In accordance with its Restated Articles, PSE is required to redeem 3,000 Shares of its 4.70% Preferred Stock ($100 par value) (the "4.70% Preferred") and 3,000 Shares of its 4.84% Preferred Stock ($100 par value) (the "4.84% Preferred") on May 15 of each year at a redemption price in each case of $100 per Share plus accrued dividends. In addition, each Series of Preferred is redeemable at the option of PSE at the following redemption prices: the Adjustable Rate Preferred at $27.50 per share if redeemed on or prior to February 1, 1999 and at $25 per share if redeemed thereafter; the 4.70% Preferred at $101 per share; and the 4.84% Preferred at $102 per share, in each case plus accrued dividends. The Offer does not constitute notice of redemption of any Series of Preferred pursuant to PSE's Restated Articles, nor does PSE intend to effect any such redemption by making the Offer. The Offer does not constitute a waiver by PSE of any option it has to redeem Shares.

  Each Series of Preferred ranks equally with the other Series of Preferred with respect to priority in payment of dividends and in distribution of capital assets upon dissolution, liquidation or winding up of PSE ("Liquidation"). Before any distribution may be made to the holders of PSE's common stock or preference stock upon any Liquidation: (a) the holders of the Adjustable Rate Preferred will be entitled to receive, upon any voluntary Liquidation on or prior to February 1, 1999, $27.50 per Share, or upon any other Liquidation, $25 per Share, and (b) the holders of the other Series of Preferred will be entitled to receive, upon any Liquidation, $100 per share, in each case plus accrued dividends. PSE's Articles of Incorporation provide that the sale, conveyance, exchange or transfer of all or substantially all of PSE's property, or the consolidation of PSE with, or merger of PSE into, any other entity will not be deemed a Liquidation.

  Shares that PSE purchases pursuant to the Offer will be retired and canceled, which will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares. This could adversely affect the liquidity and market value of the Shares not purchased in the Offer. Depending upon the number of Shares of Adjustable Rate Preferred purchased pursuant to the Offer, the Adjustable Rate Preferred may no longer meet the NYSE's requirements for continued listing. According to the NYSE's published guidelines, the NYSE would consider delisting the Adjustable Rate Preferred if, among other things, the number of publicly-held Shares of Adjustable Rate Preferred should fall below 100,000 or the aggregate market value of such Shares should fall below $2,000,000. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Adjustable Rate Preferred no longer meets the NYSE's requirements for continued listing and the listing of such Shares is discontinued, the market for the Adjustable Rate Preferred would be adversely affected.

  In the event of the delisting of the Adjustable Rate Preferred, it is possible that such Shares would continue to trade on another securities exchange or in the over-the-counter market and that price quotations would be reported by such exchange, by the National Association of Securities Dealers, Inc. through the National Association of Securities Dealers Automated Quotation System ("Nasdaq") or by other sources. The extent of the public market for the Adjustable Rate Preferred and the availability of such quotations, however, would depend upon such factors as the number of shareholders remaining at such time, the interest in maintaining a market in the Adjustable Rate Preferred on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors.

  The Adjustable Rate Preferred is currently registered under Section 12(b) of the Exchange Act, and PSE's Preferred Stock, as a class, is registered under
Section 12(g) of the Exchange Act. Registration of any securities under the Exchange Act may be terminated upon application of PSE to the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g)(4) of the Exchange Act if such securities are neither held by 300 or more holders of record nor listed on a national securities exchange. Termination of registration of PSE's Preferred Stock under the Exchange Act would reduce substantially the information required to be furnished by PSE to holders of PSE's Preferred Stock (although PSE would, among other things, remain subject to the reporting obligations under the Exchange Act as a result of its other outstanding securities) and would make certain provisions of the Exchange Act, such as the requirement of Rule 13e-3 thereunder with respect to "going private" transactions, no longer applicable in respect of PSE's Preferred Stock. If registration of any Series of Preferred under the Exchange Act were terminated, Shares of such Series of Preferred would no longer be eligible for Nasdaq reporting.

  Except as set forth herein, PSE has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of PSE or the disposition of securities of PSE; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PSE or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of PSE or any of its subsidiaries; (d) any change in the present Board of Directors or management of PSE; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of PSE; (f) any other material change in PSE's corporate structure or business; (g) any change in PSE's Restated Articles or Bylaws or any actions which may impede the acquisition of control of PSE by any person; (h) a class of equity securities of PSE being delisted from a national securities exchange; (i) a class of equity securities of PSE becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of PSE's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

  NEITHER PSE, ITS BOARD OF DIRECTORS NOR ANY OF ITS OFFICERS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  In General. The following summary describes certain United States federal income tax consequences relating to the Offer. The summary deals only with Shares held as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), and does not address tax consequences that may be important to investors in special tax situations, such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, or shareholders holding the Shares as part of a conversion transaction, as part of a hedging transaction, or as a position in a straddle for tax purposes. Each shareholder should consult a tax advisor with regard to the Offer and the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction.

  Characterization of the Sale. A sale of Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and will be treated as a "sale or exchange," rather than as a distribution by PSE with respect to the Shares, if under Section 302 of the Code the sale (i) results in a "complete redemption" of all the stock in PSE owned by the shareholder or
(ii) is "not essentially equivalent to a dividend" with respect to the shareholder. The receipt of cash by a shareholder will constitute a "complete redemption" if all of the PSE stock actually owned by the shareholder and constructively owned by the shareholder under the attribution rules described below is sold pursuant to the Offer. The receipt of cash will be "not essentially equivalent to a dividend" if the sale of Shares results in a "meaningful reduction" in the shareholder's interest in PSE stock. Contemporaneous dispositions or acquisitions of PSE stock may be deemed to be part of an integrated transaction which will be taken into account in this connection.

  In applying the foregoing rules, there will be taken into account not only stock actually owned by the shareholder, but also stock constructively owned under the attribution rules of Section 318 of the Code. Under Section 318, a shareholder may constructively own stock actually owned, and in some cases constructively owned, by certain related individuals or entities and stock which the shareholder has the right to acquire by exercise of an option or conversion right.

  If under Section 302 a sale of the Shares is treated as a "sale or exchange," the tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received and the shareholder's tax basis in the Shares sold. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Shares have been held for more than one year. If the sale is not so treated as a "sale or exchange," the tendering shareholder will be deemed to have received a dividend in the amount of the cash received to the extent of the shareholder's allocable portion of PSE's earnings and profits as determined for federal income tax purposes. Any such dividend would be includible in the gross income of the shareholder as ordinary income in its entirety without reduction for the tax basis of the Shares sold pursuant to the Offer. The shareholder's basis in the Shares sold would be added to such shareholder's basis in any retained PSE stock. To the extent that the amount of cash received exceeds the shareholder's allocable portion of PSE's earnings and profits, the shareholder's basis will be reduced by the amount of such excess. Any amount received in excess of the shareholder's tax basis will be treated as received in exchange for the shareholder's PSE stock.

  Corporate Shareholders. If a sale of Shares is treated as a dividend, a corporate shareholder may be entitled to claim a dividends-received deduction for a portion of the dividend, subject to applicable limitations. Corporate shareholders should consider the effect of Section 246(c) of the Code, which disallows the dividends-received deduction with respect to stock that is held for 45 days or less. Both the House Ways and Means Committee and the Senate Finance Committee, in connection with the consideration of the pending Revenue Reconciliation Act of 1997, have proposed to apply this rule each time a dividend is declared. For this purpose, the length of time a shareholder is deemed to have held stock may be reduced by periods during which the shareholder's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Also, if a corporate shareholder has incurred indebtedness directly attributable to an investment in stock, the dividends-received deduction may be reduced.

  Any amount received by a corporate shareholder pursuant to the Offer that is treated as a dividend would be likely to constitute an "extraordinary dividend" under Section 1059 of the Code. For this purpose, all dividends received by a shareholder within, and having their ex-dividend dates within, an 85-day period (expanded to a 365-day period in the case of dividends received in such period that in the aggregate exceed 20% of the shareholder's adjusted tax basis in the stock) are aggregated and also treated as extraordinary dividends. Under Section 1059 of the Code a corporate shareholder is required to reduce its basis (but not below zero) in its stock by the non-taxed portion of the dividend (i.e., the portion of the dividend for which a deduction is allowed). If such portion exceeds the shareholder's tax basis in its Shares (and its tax basis in any other stock of PSE that it owns), the shareholder would be required to treat the excess as gain from the sale of its remaining Shares or other PSE stock. Corporate shareholders should consult their own tax advisors as to the application of Section 1059 of the Code to the Offer. Under a legislative proposal by both the House Ways and Means Committee and the Senate Finance Committee in connection with the consideration of the pending Revenue Reconciliation Act of 1997, Section 1059 would be amended to provide for immediate recognition of gain in certain circumstances where the non-taxed portion of the dividend exceeds the basis of the shares surrendered.

  Foreign Shareholders. PSE will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to foreign shareholders, unless PSE determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign shareholder within the United States. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business by a foreign shareholder within the United States, the shareholder must deliver to the Depositary a properly executed Internal Revenue Service Form 4224. A foreign shareholder may be eligible to file for a refund of such tax or a portion of such tax if such shareholder (i) meets the "complete redemption" or "not essentially equivalent to a dividend" tests described above, (ii) is entitled to a reduced rate of withholding pursuant to a treaty and PSE withheld at a higher rate, or (iii) is otherwise able to establish that no tax or a reduced amount of tax was due.

  Backup Withholding. See "Terms of the Offer--Procedure for Tendering Shares" with respect to the application of backup withholding tax.

  Legislative Proposals. Congress is currently considering the proposed Revenue Reconciliation Act of 1997. Investors are encouraged to consult with their tax advisors regarding the possible effects of the provisions of such proposed legislation discussed herein and other provisions contained therein.

  THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING SHAREHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE OFFER. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SALES PURSUANT TO THE OFFER.

                              TERMS OF THE OFFER

NUMBER OF SHARES; PURCHASE PRICE; EXPIRATION TIME; RECEIPT OF DIVIDEND

  Upon the terms and subject to the conditions described herein and in the applicable Letter of Transmittal, PSE will purchase any and all Shares that are validly tendered on or prior to the applicable Expiration Time (and not properly withdrawn in accordance with "Terms of the Offer--Withdrawal Rights") at the purchase price per share listed on the front cover of this Offer to Purchase which is applicable to the Shares tendered, net to the seller in cash. See "Terms of the Offer--Extension; Termination; Amendments" and "-- Certain Conditions of the Offer."

  The later of 8:00 P.M., New York City time, on August 8, 1997, or the latest time and date to which the Offer is extended with respect to any Series of Preferred, is referred to herein as the "Expiration Time." There can be no assurance that PSE will exercise its right to extend the Offer with respect to any Series of Preferred.

  Each Offer for a Series of Preferred is independent of the Offer for any other Series of Preferred.

  The August 1997 Dividend for each Series of Preferred has been declared and will be paid on August 15, 1997 to holders of record as of the close of business on July 21, 1997. A tender of Shares pursuant to the Offer will not deprive any shareholder of his or her right to receive the August 1997 Dividend, regardless of when such tender is made. Holders of Shares tendered into and purchased pursuant to the Offer will not be entitled to any dividends in respect of any later dividend periods (or any portion thereof).

  No alternative, conditional or contingent tenders will be accepted.

PROCEDURE FOR TENDERING SHARES

  To tender Shares validly pursuant to the Offer, the tendering holder of Shares must either:

    (a) send to the Depositary (at one of its addresses set forth on the back cover of this Offer to Purchase) a properly completed and duly executed Letter of Transmittal for the Series of Preferred tendered or facsimile thereof, together with any required signature guarantees and any other documents required by the Letter of Transmittal, and either (i) cause certificates for the Shares to be tendered to be received by the Depositary, at one of such addresses or (ii) cause such Shares to be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary), in each case on or prior to the applicable Expiration Time; or

    (b) comply with the guaranteed delivery procedure described under "Guaranteed Delivery Procedure" below.

  The Depositary will establish an account with respect to each Series of Preferred at The Depository Trust Company and Philadelphia Depositary Trust Company (collectively referred to as the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal for the Series of Preferred tendered or facsimile thereof, together with any required signature guarantees and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the applicable Expiration Time, or the tendering holder of Shares must comply with the guaranteed delivery procedure described below.

  DELIVERY OF THE APPLICABLE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO ONE OF THE BOOK-ENTRY TRANSFER FACILITIES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office or correspondent in the United States which is a participant in an approved Signature Guarantee Medallion Program (each of the foregoing being referred to as an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of an Eligible Institution. See Instructions 2 and 5 of the Letter of Transmittal.

  Guaranteed Delivery Procedure. If a shareholder desires to tender Shares pursuant to the Offer and cannot deliver certificates for such Shares and all other required documents to the Depositary at or prior to the applicable Expiration Time, or the procedure for book-entry transfer cannot be complied with in a timely manner, such Shares may nevertheless be tendered if all of the following conditions are met:

    (i) such tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by PSE (with any required signature guarantees) is received by the Depositary as provided below at or prior to the applicable Expiration Time; and

    (iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal for the Series of Preferred to be tendered (or facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary no later than 5:00 p.m., New York City time, on the third New York Stock Exchange trading day after the date of execution of the Notice of Guaranteed Delivery.

  The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmittal or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

  THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

  TO AVOID FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE PURSUANT TO THE OFFER, EACH SHAREHOLDER MUST NOTIFY THE DEPOSITARY OF SUCH SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION

NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY PROPERLY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. FOREIGN SHAREHOLDERS MUST SUBMIT A PROPERLY COMPLETED FORM W-8 IN ORDER TO AVOID THE APPLICABLE BACKUP WITHHOLDING; PROVIDED, HOWEVER, THAT BACKUP WITHHOLDING WILL NOT APPLY TO FOREIGN SHAREHOLDERS SUBJECT TO 30% (OR LOWER TREATY RATE) WITHHOLDING ON GROSS PAYMENTS RECEIVED PURSUANT TO THE OFFER (AS DISCUSSED UNDER "SPECIAL FACTORS--CERTAIN FEDERAL INCOME TAX CONSEQUENCES").

  EACH SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR.

  All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by PSE, in its sole discretion, and its determination shall be final and binding. PSE reserves the absolute right to reject any or all tenders of Shares that (i) it determines are not in proper form or (ii) the acceptance for payment of or payment for which may, in the opinion of PSE's counsel, be unlawful. PSE also reserves the absolute right to waive any defect or irregularity in any tender of Shares. None of PSE, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

  PSE will, as provided in Instruction 10 of the applicable Letter of Transmittal, pay the solicitation fee described on the front cover of this Offer to Purchase for any Shares tendered and accepted for payment and paid for pursuant to the Offer, which Shares are covered by a Letter of Transmittal which designates, as having solicited and obtained the tender, the name of (i) any broker or dealer in securities, including the Dealer Manager in its capacity as a broker or dealer, who is a member of any national securities exchange or of the National Association of Securities Dealers, Inc. (the "NASD"), (ii) any foreign broker or dealer not eligible for membership in the NASD which agrees to conform to the NASD's Rules of Fair Practice in soliciting tenders outside the United States to the same extent as though it were an NASD member, or (iii) any bank or trust company (each of which is referred to herein as a "Soliciting Dealer"). No such fee shall be payable to a Soliciting Dealer if such Soliciting Dealer is required for any reason to transfer the amount of such fee to a depositing holder (other than itself). No such fee shall be paid to a Soliciting Dealer with respect to Shares tendered for such Soliciting Dealer's own account. No broker, dealer, bank, trust company or fiduciary shall be deemed to be an agent of PSE, the Depositary, the Information Agent or the Dealer Manager for the purposes of the Offer.

WITHDRAWAL RIGHTS

  Tenders of Shares of a Series of Preferred made pursuant to the Offer may be withdrawn at any time prior to the Expiration Time with respect to such Series of Preferred. Thereafter, such tenders are irrevocable, except that they may be withdrawn after Thursday, September 4, 1997 unless theretofore accepted for payment as provided in this Offer to Purchase. If, with respect to any Series of Preferred, PSE extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares of that Series of Preferred or is unable to accept for payment or pay for Shares of that Series of Preferred pursuant to the Offer for any reason, then, without prejudice to PSE's rights under the Offer, the Depositary may, on behalf of PSE, retain all Shares of that Series of Preferred tendered, and such Shares may not be withdrawn except as otherwise provided in this "Terms of the Offer--Withdrawal Rights," subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934 (the "Exchange Act"), which provides that the issuer "making the tender offer shall either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer."

  To be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses or facsimile numbers set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares of each

Series of Preferred to be withdrawn. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution) must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn Shares and the name of the registered holder (if different from the name of such account). Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in "Terms of the Offer--Procedure for Tendering Shares" at any time prior to the applicable Expiration Time.

  All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by PSE in its sole discretion, and its determination shall be final and binding. None of PSE, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

  Upon the terms and subject to the conditions of the Offer and as promptly as practicable after the Expiration Time with respect to a Series of Preferred, PSE will accept for payment and pay for Shares of that Series of Preferred validly tendered. See "Terms of the Offer--Number of Shares; Purchase Price; Expiration Time; Receipt of Dividends," "--Extension; Termination; Amendments," and "--Certain Conditions of the Offer" and "Source and Amount of Funds." Payment for all Shares of that Series of Preferred validly tendered on or prior to the applicable Expiration Time and accepted for payment pursuant to the Offer will be made by the Depositary by check as promptly as practicable. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal for the Series of Preferred tendered or facsimile thereof, and any other required documents.

  For purposes of the Offer, PSE will be deemed to have accepted for payment (and thereby purchased) Shares that are validly tendered prior to the applicable Expiration Time and not withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares. PSE will pay for Shares that it has purchased pursuant to the Offer by depositing the purchase price therefor with the Depositary. The Depositary will act as agent for tendering shareholders for the purpose of receiving payment from PSE and transmitting payment to tendering shareholders. Under no circumstances will interest be paid on amounts to be paid to tendering shareholders, regardless of any delay in making such payment.

  Certificates for all Shares not purchased will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained with a Book-Entry Transfer Facility) as promptly as practicable, without expense to the tendering shareholder.

  Payment for Shares may be delayed in the event of difficulty in determining the number of Shares properly tendered. In addition, if certain events occur, PSE may not be obligated to purchase Shares pursuant to the Offer. See "Terms of the Offer--Certain Conditions of the Offer."

  PSE will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Instruction 6 to the Letter of Transmittal.

CERTAIN CONDITIONS OF THE OFFER

  Notwithstanding any other provision of the Offer, PSE will not be required to accept for payment or pay for any Shares of a Series of Preferred tendered, and may terminate or amend the Offer with respect thereto, and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of Shares) the acceptance for payment of or payment for Shares of a Series of Preferred tendered, if any of the following shall have occurred at any time after the date of this Offer to Purchase and before payment for any Shares of a Series of Preferred (whether or not such occurrence shall be continuing at the time of such termination, amendment or postponement):

    (a) any action or proceeding shall have been threatened, instituted, pending or taken, or approval shall have been withheld, withdrawn or abrogated, or any statute, rule, regulation, judgment, order or injunction shall have been threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or PSE, by any legislative body, court authority, agency or tribunal or any other person, including the Securities and Exchange Commission or the Washington Utilities and Transportation Commission (see "Source and Amount of Funds"), which, in PSE's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares of that Series of Preferred illegal or challenge the acquisition of such Shares or otherwise relate to or affect the Offer in any manner, (ii) materially impair the contemplated benefits of the Offer to PSE or (iii) materially affect the business, condition (financial or other), income, operations or prospects of PSE, or otherwise materially impair in any way the contemplated future conduct of the business of PSE;

    (b) it shall have been publicly disclosed or PSE shall have learned that any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding common stock of PSE whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise;

    (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline in the market price of the Shares of that Series of Preferred, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on PSE's business, operations, prospects or ability to obtain financing generally or the trading in the Shares of that Series of Preferred or other equity securities of PSE, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in PSE's sole judgment, might affect, the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or
  (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in PSE's sole judgment, a material acceleration or worsening thereof;

    (d) a tender or exchange offer with respect to some or all of the Shares of that Series of Preferred or other equity securities of PSE, or a merger, acquisition or other business combination proposal for PSE, shall have been proposed, announced or made by another person;

    (e) there shall have occurred any event or events that have resulted, or may in the sole judgment of PSE result, in an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of PSE and its subsidiaries;

    (f) Moody's Investors Service, Inc. or Standard & Poor's Corporation shall have (i) downgraded or withdrawn the rating accorded any securities of PSE, or (ii) publicly announced that it has under surveillance or review, with possible negative implications, its rating of any securities of PSE; or

    (g) there shall have occurred any decline in the Standard & Poor's Composite 500 Stock Index by an amount in excess of 15% measured from the close of business on Thursday, July 10, 1997;

and, in the sole judgment of PSE, such event or events make it undesirable or inadvisable to proceed with the Offer with respect to such Series of Preferred or with such acceptance for payment or payment. The Offer for each Series of Preferred is independent of the Offer for any other Series of Preferred. The consummation of the Offer for any Series of Preferred is not conditioned on the consummation of the Offer for all Series of Preferred or for any other Series of Preferred.

  The foregoing conditions are for the sole benefit of PSE and may be asserted by PSE regardless of the circumstances (including any action or inaction by PSE) giving rise to any such condition, and any such condition may be waived by PSE, in whole or in part, at any time and from time to time in its sole discretion. The failure by PSE at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by PSE concerning the events described above will be final and binding on all parties.

EXTENSION; TERMINATION; AMENDMENTS

  Prior to the Expiration Time, PSE may, with respect to any Series of Preferred, extend the period of time during which the Offer is open or otherwise amend or modify the Offer and may terminate the Offer for any reason. There can be no assurance, however, that PSE will extend the Offer. During any such extension, all Shares of that Series of Preferred previously tendered will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in "Terms of the Offer--Withdrawal Rights."

  After the Expiration Time, PSE may, with respect to each Series of Preferred, upon the occurrence of any of the conditions specified in "Terms of the Offer--Certain Conditions of the Offer," terminate the Offer and not accept for payment or pay for any Shares tendered or, subject to Rule 13e-4(f)(5) under the Exchange Act (which provides that the issuer "making the tender offer shall either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer"), postpone acceptance for payment of or payment for Shares.

  To effect any such extension, amendment, modification, termination or postponement, PSE shall give oral or written notice to the Depositary and make a public announcement thereof. Without limiting the manner in which PSE may choose to make such a public announcement, PSE shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer with respect to any Series of Preferred, in which case PSE shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., New York City time, on the next business day after the date of the previously scheduled Expiration Time with respect to that Series of Preferred.

  If PSE materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, PSE will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. Under these rules, the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Commission has stated that, in its view, an offer should remain open for a minimum of five business days from the date that a notice of such a material change is first published, sent or given. The Offer with respect to any Series of Preferred will be extended for at least ten business days from the time PSE publishes, sends or gives to holders of Shares of that Series of Preferred a notice that it will (a) increase or decrease the price it will pay for Shares of that Series of Preferred or the amount of the dealer's soliciting fee or
(b) increase or decrease the percentage of Shares in that Series of Preferred it seeks (except that the acceptance for payment of additional Shares of a Series of Preferred not to exceed 2% of the outstanding Shares in that Series of Preferred shall not be deemed to be an increase).

                       PRICE RANGE OF SHARES; DIVIDENDS

  The Adjustable Rate Preferred is listed and traded on the New York Stock Exchange under the symbol "PSDprB." There is no established trading market for any of the other Series of Preferred. The last reported sale price on the New York Stock Exchange, as of the close of business on July 10, 1997, for the Adjustable Rate Preferred is shown on the front cover of this Offer to Purchase.

  SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS, IF AVAILABLE, FOR THEIR SHARES.

  The following table sets forth the high and low sales prices of the Adjustable Preferred on the New York Stock Exchange and the cash dividends paid thereon for the fiscal quarters indicated.

                                                     ADJUSTABLE RATE PREFERRED
                                                    ----------------------------
                                                                  CASH DIVIDENDS
                                                     HIGH   LOW     PER SHARE
                                                    ------ ------ --------------
      1995:
        1st Quarter................................ $23.23 $21.00    $0.41375
        2nd Quarter................................  22.50  20.88     0.40687
        3rd Quarter................................  22.50  21.13     0.38125
        4th Quarter................................  22.50  21.00     0.35562
      1996:
        1st Quarter................................  22.25  21.13     0.32875
        2nd Quarter................................  22.88  21.00     0.31312
        3rd Quarter................................  23.00  21.00     0.35250
        4th Quarter................................  23.38  21.63     0.36375
      1997:
        1st Quarter................................  24.75  21.88     0.35437
        2nd Quarter................................  24.88  23.25     0.35625
        3rd Quarter (through July 10)..............  24.75  24.25         -- *

--------
* PSE's Board of Directors has declared a dividend on the Adjustable Rate Preferred equal to $0.368125 per Share to be paid on August 15, 1997 to holders of record at July 21, 1997.

  Dividends for the Adjustable Rate Preferred are payable when and as declared by PSE's Board of Directors in an amount determined in accordance with a formula described in PSE's Restated Articles. Dividends for the other Series of Preferred are payable when and as declared by PSE's Board of Directors at the rate per annum included in the title of the Series of Preferred listed on the front cover of this Offer to Purchase. The August 1997 Dividend (which is a regular quarterly dividend) for each Series of Preferred has been declared and is to be paid on August 15, 1997 to holders of record as of the close of business on July 21, 1997. A tender of Shares pursuant to the Offer will not deprive any shareholder of his or her right to receive the August 1997 Dividend, regardless of when such tender is made. Holders of Shares tendered into and purchased pursuant to the Offer will not be entitled to any dividends in respect of any later dividend periods (or any portion thereof).

  As of July 7, 1997, there were approximately 457 holders of the Adjustable Rate Preferred, 105 holders of the 4.70% Preferred and 191 holders of the 4.84% Preferred.

                          SOURCE AND AMOUNT OF FUNDS

  Assuming that PSE purchases all outstanding Shares pursuant to the Offer, the total amount of funds required by PSE to purchase the Shares would be approximately $45.4 million, excluding fees and other expenses. See "Fees and Expenses." PSE intends to use the proceeds from the sale of its short-term debt securities to fund the purchase of Shares pursuant to the Offer.

  On June 6, 1997, PSE sold $100 million of junior subordinated debentures to a subsidiary trust of PSE, which trust, in order to fund the purchase of such debentures, issued $100 million of PSE obligated, mandatorily redeemable preferred securities of such trust in an unregistered private placement. PSE applied the proceeds from the sale of its junior subordinated debentures to reduce short-term debt.

               TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES

  In accordance with its Restated Articles, PSE is required to redeem 3,000 Shares of the 4.70% Preferred and 3,000 Shares of the 4.84% Preferred on May 15 of each year at a redemption price in each case of $100 per Share plus accrued dividends. In addition to such mandatory redemptions, since January 1, 1995, PSE has purchased Shares as indicated in the following table.

                              1995 QUARTERS     1996 QUARTERS   1997 QUARTERS
                            ------------------ --------------- ----------------
                             1ST   2ND 3RD 4TH 1ST 2ND 3RD 4TH 1ST   2ND   3RD*
                            ------ --- --- --- --- --- --- --- --- ------- ----
4.70% PREFERRED
Number of Shares........... 10,000  --  --  --  --  --  --  --  --     --   --
Range of Prices............ $79.00  --  --  --  --  --  --  --  --     --   --
Average Price.............. $79.00  --  --  --  --  --  --  --  --     --   --
4.84% PREFERRED
Number of Shares...........    --   --  --  --  --  --  --  --  --     --   --
Range of Prices............    --   --  --  --  --  --  --  --  --     --   --
Average Price..............    --   --  --  --  --  --  --  --  --     --   --
ADJUSTABLE RATE PREFERRED
Number of Shares...........    --   --  --  --  --  --  --  --  -- 598,500  --
Range of Prices............    --   --  --  --  --  --  --  --  -- $24.375  --
Average Price..............    --   --  --  --  --  --  --  --  -- $24.375  --

--------
*  Through July 10, 1997.

  Based upon PSE's records and upon information provided to PSE by its directors and officers, neither PSE nor, to PSE's knowledge, any of its pension, profit sharing or similar plans or any of its associates, subsidiaries, directors, officers or any associate of any such director or officer owns any Shares or has engaged in any transactions involving Shares during the 60 days preceding the date hereof. Accordingly, none of such persons intend to tender or sell any Shares pursuant to the Offer. Neither PSE nor, to PSE's knowledge, any of its directors or officers is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Offer with any other person with respect to any securities of PSE other than as disclosed in this Offer to Purchase. See "Fees and Expenses."

                               FEES AND EXPENSES

  Smith Barney Inc. will act as Dealer Manager for PSE in connection with the Offer. PSE has agreed to pay the Dealer Manager a fixed fee of $120,000 plus
(a) upon acceptance for payment of Shares of Adjustable Rate Preferred pursuant to the Offer, a fee equal to $0.125 per Share of Adjustable Rate Preferred and (b) upon acceptance for payment of Shares of 4.70% Preferred or 4.84% Preferred pursuant to the Offer, a fee equal to $0.50 per Share of 4.70% Preferred or 4.84% Preferred. The Dealer Manager will also be reimbursed by PSE for its reasonable out-of-pocket expenses, including attorneys' fees, and will be entitled to indemnification against certain liabilities, including liabilities under the federal securities laws, or to contribution for payments the Dealer Manager may be required to make in respect thereof. The Dealer Manager has rendered, is currently rendering and is expected to continue to render various investment banking and other advisory services to PSE. The Dealer Manager has received, and will continue to receive, customary compensation from PSE for such services.

  PSE will, as provided in Instruction 10 of the applicable Letter of Transmittal, pay to a Soliciting Dealer (as defined below) a solicitation fee of $0.50 per Share of Adjustable Rate Preferred and $1.50 per Share of the other two Series of Preferred (except that for transactions for beneficial owners equal to or exceeding 10,000 Shares of the Adjustable Rate Preferred or 2,500 Shares of either of the other two Series of Preferred, PSE will pay a solicitation fee of $0.25 per Share of Adjustable Rate Preferred and $1.00 per Share of the other two Series of Preferred, provided that such fee will be paid 80% to the Dealer Manager and 20% to the Soliciting Dealer) for Shares tendered and accepted for payment and paid for pursuant to the Offer, which Shares are covered by a Letter of Transmittal which designates, as having solicited and obtained the tender, the name of (i) any broker or dealer in securities, including the Dealer Manager in its capacity as a broker or dealer, who is a member of any national securities exchange or of the National Association of Securities Dealers, Inc. (the "NASD"), (ii) any foreign broker or dealer not eligible for membership in the NASD which agrees to conform to the NASD's Rules of Fair Practice in soliciting tenders outside the United States to the same extent as though it were an NASD member, or (iii) any bank or trust company (each of which is referred to herein as a "Soliciting Dealer"). No such fee shall be payable to a Soliciting Dealer if such Soliciting Dealer is required for any reason to transfer the amount of such fee to a depositing holder (other than itself). No such fee shall be payable to a Soliciting Dealer with respect to Shares tendered for such Soliciting Dealer's own account. No broker, dealer, bank, trust company or fiduciary shall be deemed to be an agent of PSE, the Depositary, the Information Agent or the Dealer Manager for the purposes of the Offer.

  PSE has retained ChaseMellon Shareholder Services, L.L.C. as Depositary and MacKenzie Partners, Inc. as Information Agent in connection with the Offer. The Information Agent may contact shareholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Depositary and the Information Agent will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses. PSE has agreed to indemnify the Depositary and the Information Agent against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Offer. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

  Other than as described above, PSE will not pay any solicitation fees to any broker, dealer, bank, trust company or other person for any Shares purchased in connection with the Offer. PSE will reimburse such persons for customary handling and mailing expenses incurred in connection with the Offer.

  PSE will pay all stock transfer taxes, if any, payable on account of the acquisition of the Shares by PSE pursuant to the Offer, except in certain circumstances where special payment or delivery procedures are utilized pursuant to Instruction 6 of the Letter of Transmittal.

  Assuming that all Shares of each Series of Preferred are tendered and purchased by PSE pursuant to the Offer, it is estimated that the expenses incurred by PSE in connection with the Offer will be approximately as set forth below. PSE will be responsible for paying all such expenses.

      Dealer Manager's fees......................................... $  347,273
      Solicitation fees.............................................    857,007
      Printing and mailing fees.....................................     40,000
      Filing fees...................................................      9,065
      Legal, accounting and miscellaneous...........................    100,000
                                                                     ----------
        Total....................................................... $1,353,345
                                                                     ==========

                      CERTAIN INFORMATION CONCERNING PSE

  PSE is an investor-owned public utility incorporated and headquartered in Washington state. PSE furnishes electric service and gas service within an aggregate territory of approximately 6,000 square miles, principally in the Puget Sound region of western Washington.

  As of March 31, 1997, PSE provided electric service to approximately 859,814 customers and gas service to approximately 506,163 customers. PSE's net utility plant assets at March 31, 1997 exceeded $3.1 billion and its common stock equity exceeded $1.3 billion. For the first quarter of 1997, total kilowatt-hour sales were 6.8 billion, including 1.0 billion in sales to other utilities, and total gas volumes were 370.2 million therms, including 76.2 million therms in transportation volumes.

  PSE had approximately 2,900 employees at April 30, 1997. PSE's executive office is located at 411--108th Avenue N.E., Bellevue, Washington 98004-5515 and its telephone number is (425) 454-6363.

                            ADDITIONAL INFORMATION

  PSE is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. PSE has also filed an Issuer Tender Offer Statement on
Schedule 13E-4 and a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the Commission which includes certain additional information relating to the Offer.

  Such material can be inspected and copied at the public reference room of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the public reference facilities in the Commission's Regional Offices located at Seven World Trade Center, 7th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Such information may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov). Copies of such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. PSE's Schedule 13E-4 and Schedule 13E-3 will not be available at the Commission's Regional Offices.

                                 MISCELLANEOUS

  The Offer is not being made to, nor will PSE accept tenders from, owners of Shares in any jurisdiction in which the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. PSE is not aware of any jurisdiction where the making of the Offer or the tender of Shares would not be in compliance with applicable law. If PSE becomes aware of any jurisdiction where the making of the Offer or the tender of Shares is not in compliance with any applicable law, PSE will make a good faith effort to comply with such law. If, after such good faith effort, PSE cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction in which the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on PSE's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

  Facsimile copies of the applicable Letter of Transmittal for the Series of Preferred to be tendered will be accepted. The Letter of Transmittal and certificates for Shares should be sent or delivered by each tendering shareholder of PSE or his or her broker, dealer, bank or trust company to the Depositary at one of its addresses set forth below.

                       The Depositary for the Offer is:

                   CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

           By Mail:                By Overnight Delivery:               By Hand:
     Post Office Box 3301            85 Challenger Road         120 Broadway, 13th Floor
  South Hackensack, NJ 07606          Mail Drop--Reorg             New York, NY 10271
 Attn: Reorganization Depart-                                 Attn: Reorganization Depart-
             ment                 Ridgefield Park, NJ 07660               ment
                                Attn: Reorganization Depart-
                                            ment

                          By Facsimile Transmission:
                                (201) 329-8936

                             Confirm by Telephone:
                                (201) 296-4860


 Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at the respective telephone numbers and addresses listed below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent or the Dealer Manager, and such copies will be furnished promptly at PSE's expense. Shareholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.


                    The Information Agent for the Offer is:

                      [LOGO OF MACKENZIE PARTNERS, INC.]
                               156 Fifth Avenue
                           New York, New York 10010
                                (800) 322-2885
                                      or
                                (212) 929-5500

                     The Dealer Manager for the Offer is:

                               SMITH BARNEY INC.
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 655-4811
                                      or
                                (212) 723-7622
                           Attention: Paul S. Galant